CF ACQUISITION CORP. VIII

110 East 59th Street

New York, New York 10022

August 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Stacie Gorman and Pam Howell

Re:	CF Acquisition Corp. VIII
Form Pre 14A
Filed August 12, 2022
File No. 001-40206

Dear Ms. Gorman and Ms. Howell:

CF Acquisition Corp. VIII (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 18, 2022. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form Pre 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that its sponsor, CFAC Holdings VIII, LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Joshua N. Englard, Esq., of Ellenoff Grossman & Schole LLP, at JEnglard@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,
CF Acquisition Corp. VIII By: /s/ Howard W. Lutnick Name: Howard W. Lutnick Title: Chief Executive Officer
cc: Ellenoff Grossman & Schole LLP